SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 23)*

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q105

(CUSIP Number)

David K. Schumacher

General Counsel

Crest Financial Limited

JP Morgan Chase Tower

600 Travis, Suite 6800

Houston, TX 77002

Tel: (713) 222 6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephen M. Gill

Kai Haakon E. Liekefett

Vinson & Elkins LLP

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002

Tel: (713) 758 2222

July 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of reporting persons Crest Financial Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) PN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Crest Investment Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Jamal and Rania Daniel Revocable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Jamal Daniel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Rania Daniel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 36,183,649
	9	Sole dispositive power 0
	10	Shared dispositive power 36,183,649
11	Aggregate amount beneficially owned by each reporting person 36,183,649
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.18%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons DTN LNG, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,623,249
	9	Sole dispositive power 0
	10	Shared dispositive power 9,623,249
11	Aggregate amount beneficially owned by each reporting person 9,623,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.38%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons DTN Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,173,249
	9	Sole dispositive power 0
	10	Shared dispositive power 10,173,249
11	Aggregate amount beneficially owned by each reporting person 10,173,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.46%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Daria Daniel 2003 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,391,083
	9	Sole dispositive power 0
	10	Shared dispositive power 3,391,083
11	Aggregate amount beneficially owned by each reporting person 3,391,083
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.49%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Thalia Daniel 2003 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,391,083
	9	Sole dispositive power 0
	10	Shared dispositive power 3,391,083
11	Aggregate amount beneficially owned by each reporting person 3,391,083
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.49%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Naia Daniel 2003 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,391,083
	9	Sole dispositive power 0
	10	Shared dispositive power 3,391,083
11	Aggregate amount beneficially owned by each reporting person 3,391,083
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.49%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons John M. Howland
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 23,000
	8	Shared voting power 10,173,249
	9	Sole dispositive power 23,000
	10	Shared dispositive power 10,173,249
11	Aggregate amount beneficially owned by each reporting person 10,196,249
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.46%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Eric E. Stoerr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 22,000
	8	Shared voting power 0
	9	Sole dispositive power 22,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 22,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.00%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Halim Daniel 2012 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,051,521
	9	Sole dispositive power 0
	10	Shared dispositive power 11,051,521
11	Aggregate amount beneficially owned by each reporting person 11,051,521
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.58%(1)
14	Type of reporting person (see instructions) OO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Halim Daniel
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,000
	8	Shared voting power 11,051,521
	9	Sole dispositive power 200,000
	10	Shared dispositive power 11,051,521
11	Aggregate amount beneficially owned by each reporting person 11,251,521
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.61%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Michael Wheaton
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,051,521
	9	Sole dispositive power 0
	10	Shared dispositive power 11,051,521
11	Aggregate amount beneficially owned by each reporting person 11,051,521
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.58%(1)
14	Type of reporting person (see instructions) IN

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Uniteg Holding SA
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 600,000
	9	Sole dispositive power 0
	10	Shared dispositive power 600,000
11	Aggregate amount beneficially owned by each reporting person 600,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.09%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

1	Names of reporting persons Crest Switzerland LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 600,000
	9	Sole dispositive power 0
	10	Shared dispositive power 600,000
11	Aggregate amount beneficially owned by each reporting person 600,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.09%(1)
14	Type of reporting person (see instructions) CO

(1)	Based on the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2013, there were 699,171,925 shares of Class A common stock outstanding as of April 2, 2013.

This Amendment No. 23 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) of Crest Financial Limited (“CFL”), Crest Investment Company (“CIC”), the Jamal and Rania Daniel Revocable Trust (the “Jamal and Rania Daniel Trust”), Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC (“DTN LNG”), DTN Investments, LLC (“DTN Investments”), the Daria Daniel 2003 Trust (the “Daria Daniel Trust”), the Thalia Daniel 2003 Trust (the “Thalia Daniel Trust”), the Naia Daniel 2003 Trust (the “Naia Daniel Trust”), Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust (the “Halim Daniel Trust”), Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg Holding SA (“Uniteg”) and Crest Switzerland LLC (“Crest Switzerland” and, together with CFL, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Daniel, DTN LNG, DTN Investments, the Daria Daniel Trust, the Thalia Daniel Trust, the Naia Daniel Trust, Mr. Howland, Mr. Stoerr, the Halim Daniel Trust, Mr. Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, Mr. Halim Daniel, Uniteg and Crest Switzerland, the “Reporting Persons”) that was filed in respect of Clearwire Corporation (the “Issuer”) on June 1, 2012 and amended by Amendment No. 1 filed on November 7, 2012 (“Amendment No. 1”), Amendment No. 2 filed on December 18, 2012 (“Amendment No. 2”), Amendment No. 3 filed on March 13, 2013 (“Amendment No. 3”), Amendment No. 4 filed on March 20, 2013 (“Amendment No. 4”), Amendment No. 5 filed on April 4, 2013 (“Amendment No. 5”), Amendment No. 6 filed on April 9, 2013 (“Amendment No. 6”), Amendment No. 7 filed on April 11, 2013 (“Amendment No. 7”), Amendment No. 8 filed on April 23, 2013 (“Amendment No. 8”), Amendment No. 9 (“Amendment No. 9”) filed on April 25, 2013, Amendment No. 10 filed on May 7, 2013 (“Amendment No. 10”), Amendment No. 11 filed on May 9, 2013 (“Amendment No. 11”), Amendment No. 12 filed on May 13, 2013 (“Amendment No. 12”), Amendment No. 13 filed on May 17, 2013 (“Amendment No. 13”), Amendment No. 14 filed on May 20, 2013 (“Amendment No. 14”), Amendment No. 15 filed on May 22, 2013 (“Amendment No. 15”), Amendment No. 16 filed on May 24, 2013 (“Amendment No. 16”), Amendment No. 17 filed on May 28, 2013 (“Amendment No. 17”), Amendment No. 18 filed on May 29, 2013 (“Amendment No. 18”), Amendment No. 19 filed on May 30, 2013 (“Amendment No. 19”), Amendment No. 20 filed on June 3, 2013 (“Amendment No. 20”), Amendment No. 21 filed on June 6, 2013 (“Amendment No. 21”) and Amendment No. 22 filed on June 11, 2013 (“Amendment No. 22”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the first paragraph thereof:

On July 3, 2013, CFL sent a letter to the stockholders of the Issuer (the “July 3 Letter to Stockholders”). In the July 3 Letter to Stockholders, CFL informed the stockholders of the Issuer of its withdrawal of its solicitation of proxies. A copy of the July 3 Letter to Stockholders is attached hereto as Exhibit 2, which is incorporated herein by reference. The description herein of the July 3 Letter to Stockholders is qualified in its entirety by reference to the July 3 Letter to Stockholders.

On July 2, 2013, CFL, DTN LNG, DTN Investments, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel Trust, Mr. Halim Daniel and Uniteg (collectively, the “Crest Stockholders”) and, for limited purposes, CIC, the Jamal and Rania Daniel Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel Trust, the Thalia Daniel Trust, the Naia Daniel Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel Trust, and Crest Switzerland (collectively, the “13D Parties”) entered into a voting and sale agreement with Sprint Nextel Corporation (“Sprint”) and, for limited purposes, Starburst II, Inc. (“Starburst”) and the Issuer (the “Voting and Sale Agreement”). A copy of the Voting and Sale Agreement is attached hereto as Exhibit 3, which is incorporated herein by reference. The description herein of the Voting and Sale Agreement is qualified in its entirety by reference to the Voting and Sale Agreement.

Pursuant to the Voting and Sale Agreement, the Crest Stockholders have agreed, at any annual, special or other meeting of the stockholders of the Issuer called for the purpose of voting on the adoption of the Merger Agreement and Plan of Merger, dated as of December 17, 2012, and amended as of April 18, 2013, May 21, 2013 and June 20, 2013, by and among Sprint, Collie Acquisition Corp., a wholly-owned subsidiary of Sprint, and the Issuer (the “Merger Agreement”), to vote in favor of, among other things, (i) adopting the Merger Agreement; (ii) the matters to be voted upon by the Issuer’s stockholders pursuant to the Note Purchase Agreement and (iii) any proposal to adjourn or postpone the stockholders’ meeting held to adopt the Merger Agreement.

In addition, unless the effective time of the proposed merger (the “Proposed Sprint-Clearwire Merger”) of the Issuer with Sprint has previously occurred, upon the earlier of October 15, 2013 and the termination of the Merger Agreement pursuant to its terms, Sprint will promptly deliver a notice thereof to the Crest Stockholders (the “Termination Notice”). Upon the earlier of October 15, 2013 and the receipt of the Termination Notice, Sprint and the Crest Stockholders shall consummate the purchase by Sprint of all of the shares of Class A Common Stock owned by the Crest Stockholders as of July 2, 2013 and, in Sprint’s sole discretion, all or any portion of any additional shares of Class A Common Stock then beneficially owned by the Crest Stockholders, at a cash sale price per share equal to the greatest of (i) the Merger Consideration (as defined in the Voting and Sale Agreement), (ii) the highest price per share of Class A Common Stock paid or to be paid in the Proposed Sprint-Clearwire Merger (or in any similar merger, consolidation or similar transaction involving Sprint or one or more of its affiliates and the Issuer that is consummated or entered into prior to October 15, 2013 or the date of delivery of a Termination Notice) and (iii) $5.00, without interest.

The Voting and Sale Agreement will terminate upon the earliest to occur of the following: (i) the effective time of the Proposed Sprint-Clearwire Merger, (ii) the consummation of all of the sales of shares of Class A Common Stock contemplated by the Voting and Sale Agreement and (iii) the written agreement of Sprint, each of the Crest Stockholders and each of the 13D Parties. The Crest Stockholders have agreed that they will not transfer the shares of Class A Common Stock owned by them until the termination of the Voting and Sale Agreement, subject to certain exceptions. The Crest Stockholders have also agreed, within two business days, to submit requests to their brokers to withdraw any outstanding demands for appraisal under Delaware law with respect to the Proposed Sprint-Clearwire Merger and not to exercise or attempt to exercise any rights under Section 262 of the Delaware General Corporation Law.

Pursuant to the terms of the Voting and Sale Agreement, if the sale under the Voting and Sale Agreement occurs and at any time prior to the one-year anniversary of the consummation of such sale, Sprint or any of its affiliates acquires all, but not less than all, of the outstanding shares of Common Stock not held by Sprint or any of its affiliates, whether by merger, tender offer, purchase or other similar transaction at a price per share of Common Stock in excess of the price paid in the sale under the Voting and Sale Agreement, then Sprint shall pay to the Crest Stockholders, for each share of Common Stock purchased, the difference between the price per share of Common Stock paid in the sale under the Voting and Sale Agreement and the price per share of Common Stock paid in the subsequent transaction.

Pursuant to the terms of the Voting and Sale Agreement, Sprint, the Issuer and Starburst, subject to certain exceptions, agreed to forever fully, unconditionally and irrevocably release, waive and forever discharge, and not sue, the Crest Stockholders, the 13D Parties and their respective controlling persons, officers, directors, stockholders, agents, affiliates, subsidiaries, employees, attorneys, advisors, spouses, children, lineal descendants, heirs, and assigns, past, present and future (collectively, the “Crest Released Persons”) from any and all claims based on any event, fact, act, omission or failure to act by any Crest Released Person, whether known or unknown, occurring or existing prior the execution of the Voting and Sale Agreement, and arising out of or related to the Proposed Sprint-Clearwire Merger or the Merger Agreement and the Note Purchase Agreement and the transactions contemplated thereby or the matters referenced in the complaints or other pleadings filed in the Court of Chancery of the State of Delaware in the Delaware Litigation. In addition, the Crest Stockholders and the 13D Parties, subject to certain exceptions, agreed to forever fully, unconditionally and irrevocably release, waive and forever discharge, and not sue, Sprint, the Issuer, Starburst and their respective controlling persons, officers, directors, stockholders, agents, affiliates, subsidiaries, employees, attorneys, advisors and assigns, past, present and future (collectively, the “Company Released Persons”) from any and all claims based on any event, fact, act, omission or failure to act by any Company Released Person, whether known or unknown, occurring or existing prior the execution of the Voting and Sale Agreement, and arising out of or related to the Proposed Sprint-Clearwire Merger or the Merger Agreement and the Note Purchase Agreement and the transactions contemplated thereby or the matters referenced in the complaints or other pleadings filed in the Court of Chancery of the State of Delaware in the Delaware Litigation.

Pursuant to the terms of the Voting and Sale Agreement, the Crest Stockholders have agreed to deliver to Sprint or its designee all proxy cards received by the Crest Stockholders and the 13D Parties from the stockholders of the Issuer (other than the Crest Stockholders and the 13D Parties) relating to the Special Meeting, and such proxies shall be voted as indicated thereon, subject to revocation by the applicable stockholder of the Issuer.

In addition, Sprint has agreed to reimburse the Crest Stockholders for documented costs and expenses incurred in connection with Crest’s proxy solicitation up to an amount equal to $2.5 million in the aggregate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than Asset Purchase Agreement as described in Item 3 hereof (which has been fully performed by the parties thereto in 2004), the Joint Filing Agreement attached hereto as Exhibit 1, the July 3 Letter to Stockholders attached hereto as Exhibit 2, the Voting and Sale Agreement attached hereto as Exhibit 3, the June 11 Letter to the Board attached to Amendment No. 22 as Exhibit 2, the June 11 Press Release attached to Amendment No. 22 as Exhibit 3, the June 6 Letter to the Board attached to Amendment No. 21 as Exhibit 2, the June 6 Press Release attached to Amendment No. 21 as Exhibit 3, the May 31 Press Release attached to Amendment No. 20 as Exhibit 2, the June 3 Letter to the Board attached to Amendment No. 20 as Exhibit 3, the June 3 Board Press Release attached to Amendment No. 20 as Exhibit 4, the June 3 Letter to Sprint attached to Amendment No. 20 as Exhibit 5, the June 3 Sprint Press Release attached to Amendment No. 20 as Exhibit 6, the May 30 Letter to the Board attached to Amendment No. 19 as Exhibit 2, the May 30 Press Release attached to Amendment No. 19 as Exhibit 3, the May 28 Press Release attached to Amendment No. 18 as Exhibit 2, the May 28 FCC Letter attached to Amendment No. 18 as Exhibit 3, the May 29 Press Release attached to Amendment No. 18 as Exhibit 4, the May 28 Letter to Stockholders attached to Amendment No. 17 as Exhibit 2, the May 28 Press Release attached to Amendment No. 17 as Exhibit 3, the May 23 Press Release attached to Amendment No. 16 as Exhibit 2, the May 21 Letter to Stockholders attached to Amendment No. 15 as Exhibit 2, the May 21 Letter to the Board attached to Amendment No. 15 as Exhibit 3, the May 21 Press Release attached to Amendment No. 15 as Exhibit 4, the May 20 Letter to Stockholders attached to Amendment No. 14 as Exhibit 2, the May 20 Letter to the Board attached to Amendment No. 14 as Exhibit 3; the May 20 Press Release attached to Amendment No. 14 as Exhibit 4, the May 17 Letter to Stockholders attached to Amendment No. 13 as Exhibit 2, the May 17 Press Release attached to Amendment No. 13 as Exhibit 3, the May 16 Letter to Stockholders attached to Amendment No. 13 as Exhibit 4, the May 16 Press Release attached to Amendment No. 13 as Exhibit 5, the Press Release attached to Amendment No. 12 as Exhibit 2, the Presentation to Stockholders attached to Amendment No. 11 as Exhibit 2, the Press Release attached to Amendment No. 11 as Exhibit 3, the Press Release attached to Amendment No. 10 as Exhibit 2, the Letter to Stockholders attached to Amendment No. 10 as Exhibit 3, the Power of Attorney for the Daria Daniel Trust attached to Amendment No. 10 as Exhibit 4, the Power of Attorney for the Thalia Daniel Trust attached to Amendment No. 10 as Exhibit 5, the Power of Attorney for the Naia Daniel Trust attached to Amendment No. 10 as Exhibit 6, the Power of Attorney for John M. Howland attached to Amendment No. 10 as Exhibit 7, the Press Release attached to Amendment No. 9 as Exhibit 2, the Power of Attorney for the Jamal and Rania Daniel Trust attached to Amendment No. 9 as Exhibit 3, the Power of Attorney for Jamal Daniel attached to Amendment No. 9 as Exhibit 4, the Power of Attorney for Rania Daniel attached to Amendment No. 9 as Exhibit 5, the Power of Attorney for Eric E. Stoerr attached to Amendment No. 9 as Exhibit 6, the Power of Attorney for the Halim Daniel Trust attached to Amendment No. 9 as Exhibit 7, the Power of Attorney for Halim Daniel attached to Amendment No. 9 as Exhibit 8, the Power of Attorney for Michael Wheaton attached to Amendment No. 9 as Exhibit 9, the Power of Attorney for Uniteg attached to Amendment No. 9 as Exhibit 10, the Board Letter attached to Amendment No. 8 as Exhibit 2, the April 23 Press Release attached to Amendment No. 8 as Exhibit 3, the April 22 Press Release attached to Amendment No. 8 as Exhibit 4, the FCC Letter attached to Amendment No. 8 as Exhibit 5, the Press Release attached to Amendment No. 7 as Exhibit 2, the Press Release attached to Amendment No. 6 as Exhibit 2, the FCC Letter attached to Amendment No. 6 as Exhibit 3, the Letter to the Board attached to Amendment No. 5 as Exhibit 2, the April 3 Press Release attached to Amendment No. 5 as Exhibit 3, the Demand Letter attached to Amendment No. 4 as Exhibit 2, the March 20 Press Release attached to Amendment No. 4 as Exhibit 3, the March 12 Press Release attached to Amendment No. 3 as Exhibit 2, the FCC Letter attached to Amendment No. 3 as Exhibit 3, the Press Release attached to Amendment No. 2 as Exhibit 2, the Stockholder Letter attached to Amendment No. 1 as Exhibit 2 and the Press Release attached to

Amendment No. 1 as Exhibit 3, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated July 3, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland LLC

Exhibit 2	Letter by Crest Financial Limited to the stockholders of Clearwire Corporation dated July 3, 2013

Exhibit 3	Voting and Sale Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Clearwire Corporation, Starburst II, Inc., Crest Financial Limited, DTN LNG, LLC, DTN Investments, LLC, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, and Crest Switzerland LLC

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2013

CREST FINANCIAL LIMITED

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Executive Vice President, Secretary and Treasurer

CREST INVESTMENT COMPANY

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Executive Vice President, CFO and Treasurer

JAMAL AND RANIA DANIEL REVOCABLE TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

JAMAL DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

RANIA DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

DTN LNG, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager, President, Secretary and Treasurer

DTN INVESTMENTS, LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager, President, Secretary and Treasurer

DARIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

THALIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

NAIA DANIEL 2003 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

JOHN M. HOWLAND

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

ERIC E. STOERR

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

HALIM DANIEL 2012 TRUST

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

HALIM DANIEL

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

MICHAEL WHEATON

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

UNITEG HOLDING SA

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Attorney-in-fact

CREST SWITZERLAND LLC

by	/s/ Pamela E. Powers
	Name:	Pamela E. Powers
	Title:	Manager

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

The following is a list of the executive officers and directors of certain Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is JP Morgan Chase Tower, 600 Travis, Suite 6800, Houston, TX 77002. All executive officers and directors listed below are citizens of the United States of America.

Crest Financial Limited

Name	Present Position
Jamal Daniel	President

Pamela E. Powers	Executive Vice President, Secretary and Treasurer

David K. Schumacher	General Counsel

Crest Investment Company

Name	Present Position
Jamal Daniel	Sole Director and President

Pamela E. Powers	Executive Vice President, CFO and Treasurer

Eric E. Stoerr	Senior Vice President of Energy

David K. Schumacher	General Counsel

Michelle Upton	Vice President

Marie Vajdak	Secretary

DTN LNG, LLC

Name	Present Position
Pamela E. Powers	Manager, President, Secretary and Treasurer

DNT Investments, LLC

Name	Present Position
Pamela E. Powers	Manager, President, Secretary and Treasurer

Crest Switzerland LLC

Name	Present Position
Pamela E. Powers	Manager, Executive Vice President, Secretary and Treasurer

John Howland	President

Uniteg Holding SA

Name	Present Position
Luis Bosque	President

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1	Joint Filing Agreement dated July 3, 2013, among Crest Financial Limited, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, DTN LNG, LLC, DTN Investments, LLC, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA and Crest Switzerland LLC

Exhibit 2	Letter by Crest Financial Limited to the stockholders of Clearwire Corporation dated July 3, 2013

Exhibit 3	Voting and Sale Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Clearwire Corporation, Starburst II, Inc., Crest Financial Limited, DTN LNG, LLC, DTN Investments, LLC, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Halim Daniel, Uniteg Holding SA, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, and Crest Switzerland LLC